OIS	www.oisi.com
221 Lathrop Way, Suite I	main 800.338.8436
Sacramento, CA 95815	fax 916.646.0207
USA

February 27, 2007

Via Federal Express
Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, DC 20549

Re:	Ophthalmic Imaging Systems
Form 10-KSB for the fiscal year ended December 31, 2005
Filed March 28, 2006
Forms 10-QSB for the quarterly periods ended March 31, June 30, and September 30, 2006
SEC File No. 001-11140

Dear Mr. James:

        Set forth herein are our responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 7, 2007, with respect to our Form 10-KSB for the fiscal year ended December 31, 2005, filed on March 28, 2006 (the “10-KSB”) and our Forms 10-QSB for the quarterly periods ended March 31, 2006, June 30, 2006, and September 30, 2006. A courtesy copy of this letter has been sent to the Staff’s examiners via courier. For your convenience, we have reprinted the Staff’s written comments below prior to our responses.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements, page F-1

Note 4, Accrued Liabilities and Product Warranty, page F-16

1.

Please refer to prior comment 6. Your proposed disclosure does not appear to comply with paragraph 14 of FIN 45. For example, you are required to disclose the aggregate reductions in the warranty liability for payments made. Your response states that your accounting systems “do not have the capacity to readily segregate service expenses between warranty and extended warranty expenses and ordinary service calls.” As such, please tell us how you determined the amounts reflected in your rollforward schedule for

Better Insight. Better Sight.

Ophthalmic Imaging Systems
February 27, 2007

“Net reduction for products shipped in the reporting period” and “Net reduction for products shipped in previous year.” Also tell us how these captions correspond to the required disclosure of the amount of aggregate reductions in the warranty liability for payments made. Similarly, please address how the other captions in your rollforward correspond to the required disclosures of paragraph 14 of FIN 45.

We determined the amounts reflected in our rollforward schedule for “net reduction for products shipped in the reporting period” and “Net reduction for products shipped in previous year” by using estimates, historical trends, and management experience. We have decided to adjust our disclosure further to try and correspond to the disclosure of paragraph 14 of FIN45.

We will amend our 10-KSB for the fiscal year end December 31, 2005 to adjust the warranty roll-forward as follows:

	2005	2004
Warranty balance at beginning of the year	$505,851	$438,449
Reductions for warranty services provided	(271,751)	(292,875)
Changes for accruals in current period	405,900	426,901
Changes for accruals for pre-existing warranties	(25,749)	(66,624)

Warranty Balance at end of the year	$614,251	$505,851

Reductions for warranty services provided represents our estimate of reduction for payments made. These amounts are estimated by using historical trends, management experience and gross margins. Changes for accruals in the current period represent our accrual for new products shipped, as well as our change in specific reserves. Changes for accruals for pre-existing warranties represents changes in our estimates or assumptions that changed our accrual for pre-existing warranties.

2.

In addition, given the lack of a specific system to separately track your warranty liability payments, please tell us how management compensates for this and is able to determine that the warranty liability as of the end of each reporting period is properly stated.

Management is able to determine that the warranty liability as of the end of each reporting period is properly stated because management monitors the service department activities on an ongoing basis. We also look at the margins of the actual costs incurred for the whole service department and apply this to the warranty costs in the reserve. In regards to the specific reserves, being a small Company allows extensive involvement by management in the day to day operations, and we can therefore use our extensive experience and judgment in creating specific reserves to make sure we have properly stated warranty liabilities at the end of the reporting period.

Ophthalmic Imaging Systems
February 27, 2007

3.

In this regard, we note from your response to prior comment 7 that “[d]uring the third quarter of 2004, there was a problem with the calculation of the reserve that was found in the fourth quarter of 2004. As a result, there was an understated reduction in “net reduction for products shipped in the previous year” in the third quarter, and an overstated reduction in the “net reduction for products shipped in the previous year” in the fourth quarter in order to correct the year-to-dale amount.” Please tell us how this error occurred and how it was discovered. Please also tell us about any changes to your internal control systems as a result of this error.

The error that occurred during the third quarter of 2004 was due to an inputting error when setting up the revenue classification code for a new product. Due to the system being set up in a revenue account that does not get reserved for, these specific systems we sold that quarter did not get reserved for with the products shipped in the then-current quarter. We adjusted these products for revenue purposes, but used the original incorrect report for our warranty reserve. Upon running the report for the whole year, we discovered the discrepancy in the third quarter.

We have implemented the following controls to avoid the same errors in the future:

a.	The Finance Manager approves all new part and product set ups, including which revenue account they get assigned to.

b.	We reconcile the report detailing revenue recognized with the activity in the warranty reserve.

These controls have been working effectively since they were put in place in the beginning of 2005.

4.

Please refer to prior comment 7. In future filings, including any amended filing, please amend MD&A, as applicable, to discuss, similar to your response, the underlying causes for significant changes in your warranty accrual between periods.

In future filings, including any amended filing, we will amend our MD&A, as applicable, to discuss any underlying causes for significant changes in our warranty accrual between periods.

5.

Please refer to prior comment 7. With respect to the specific reserves for the Capture systems, the WS4000 and the WS5000, please tell us why you use sampling and how often. Discuss whether the samples are statistically valid. Please also discuss the extent to which you reduced the accrual each period for repairs or replacements made under these programs versus changes in estimates of the accrual.

Ophthalmic Imaging Systems
February 27, 2007

The reason that we use a sample set when quantifying our potential liability with respect to our specific reserves is to supplement information provided by our management of sales, support and service. Sampling is conducted quarterly. For certain specific reserves, 100% verification is performed. In certain situations, primarily those specific reserves involving lower individual dollar amounts and a higher number of customers, we do not have the resources to check on each customer. We believe the samples are statistically valid because in the majority of cases we sampled at least 40% of the customers involved in each specific reserve.

The extent to which we reduce the accrual each period for repairs or replacements versus changes in estimates varies each quarter and depends on our sample results, as well as our discussions with our management of sales, support and service.

In the fourth quarter of 2004, there was an increase in the specific reserves for WS4000 possible replacements and archiving problems with the Capture systems.

In the first quarter of 2005, we reduced the specific reserve for WS4000 due to repairs and replacements by $43,725. We also reduced the specific reserve for the archiving issues due to repairs and replacements by $36,675 and changes in estimates by $18,750. In the fourth quarter of 2005, we reduced the specific reserve for the replacement of the WS4000 systems due to repairs and replacements by $3,975 and changes in estimates by $10,600.

In the first quarter of 2006, we reduced the specific reserve for WS4000 systems due to repairs and replacements by $47,700 and changes in estimates by $10,600. In the second quarter of 2006, we reduced the specific reserve for archiving issues due to repairs and replacements by $39,775. In the same quarter, we reduced the reserve related to WS5000 monochrome camera due to changes in estimates by $37,325. In the third quarter of 2006, we reduced the specific reserve for archiving problems due to repairs and replacements by $39,775.

Ophthalmic Imaging Systems
February 27, 2007

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        We acknowledge the following in connection with our responses to the Commission’s letter dated February 7, 2007:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *  *

Regards, Ophthalmic Imaging Systems By: /s/ Ariel Shenhar Name: Ariel Shenhar Title: Vice President and Chief Financial Officer

cc:      Kate Tillan
                        U.S. Securities and Exchange Commission

           Henry I. Rothman, Esq.
                        Troutman Sanders LLP